SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release Optibase Selected by ZTE to Provide Encoding Solutions for CANTV IPTV Services in Venezuela

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: August 19, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase Selected by ZTE to Provide Encoding Solutions for CANTV
IPTV Services in Venezuela

Herzliya, Israel, August 19, 2009 – Optibase (NASDAQ:OBAS), a leading provider of IPTV video solutions, today announced that ZTE corporation, a leading equipment provider of comprehensive IPTV end-to-end solution, will integrate Optibase’s advanced Media Gateway IPTV encoding platforms in its end-to-end ZTE Eye-Will IPTV solution for deployment by CANTV in Venezuela.

This IPTV solution allows CANTV to offer first ever IPTV services in Venezuela, with over 140 channels to 67,000 subscribers. CANTV’s service will feature video-on-demand (VOD), live TV pause, personal video recorder capabilities and time-shifted TV and is expected to launch at the end of 2009.

Optibase will provide H.264 encoding platforms for broadcasting hundreds of live channels over the operator’s managed IP-based network.

Optibase MGW 5100 carrier-grade platforms are professional MPEG-4 AVC (H.264) standard definition, hardware-based encoders. MGW 5100 platforms provide reliable processing power required for 24/7 applications, delivering exceptional video quality in a wide range of bit-rates. Their rich set of features and management capabilities are combined with advanced compression tools to offer exceptional video quality in a wide range of bit-rates. MGW 5100 supports secondary stream functionality for PiP application.

“The stable device performance and prompt technical support provided by Optibase in this project have left an excellent impression on CANTV and ZTE,” said Mr. Chuyanli, International Marketing Director, ZTE Corporation. “ZTE is expecting to strengthen the strategic cooperation with Optibase in future business opportunities”.

“Our collaboration with ZTE and the installation at CANTV is an important strategic step for Optibase,” said Mr. Udi Shani, executive vice president of sales at Optibase. “We believe that our expertise in high-quality video streaming over IP networks combined with ZTE’s integration capabilities creates a winning IPTV solution”.

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

About ZTE
ZTE is the leading equipment provider offering comprehensive IPTV end-to-end solution. Its leading position in IPTV industry is highly approved by some authoritative organizations such as UBS, IDC, OVUM and Gartner. Meanwhile, trying to support triple play service perfectly, ZTE also keeps researching IPTV standard and holds important posts of duty in some standard-setting organizations and summit forums such as ITU-TFGIPTV, Open IPTV Forum and IPTV World Forum Latin America.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.